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410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520	F: (888) 889-4874

June 4, 2025		NR 05 – 2025

Change of Ownership Registration for the Slivova Gold Project, Kosovo

Avrupa Minerals Ltd. (AVU:TSXV) reports that the change in control of its subsidiary in Kosovo, AVU Kosova (“AVUK”), previously described in the Company news release of April 3, 2025 (NR-03 -- Progress at Slivova), has been officially registered with the Kosovo Business Registration Agency and the Kosovo Mining Bureau (“ICMM”).  AVUK is now held 49% by Avrupa Minerals and 51% by JV partner Western Tethyan Resources (“WTR”), a UK-registered entity physically based in Kosovo.  AIM-listed Ariana Resources holds 76% of WTR.

While the ownership change in AVUK was registered properly, in accordance with Mining Law regulations, and in a timely manner at ICMM, unforeseen delays in the approval of this formal registration resulted in the lapse of the Slivova exploration license at the end of business on May 16, 2025.  To cover the expiration of the license, ICMM legal department informally indicated that AVUK should re-apply for the exact same Slivova area at the start of business on May 19, 2025.  On behalf of AVUK, WTR legal representation agreed to the informal recommendation, and the application for the new Slivova license was successfully completed and registered in the ICMM system.  Application for exploration areas is registered at ICMM on a “first come-first served” basis, thus continuity of tenure was secured for the Slivova Project.  Full processing of the application is expected in the coming 3-5 months, according to the Mining Law regulations.

In the meantime, according to principals of Ariana and Western Tethyan Resources, WTR will continue to plan for “the next stage of technical work on the Slivova Project to advance it to the feasibility stage”.  Further information about WTR and Ariana Resources and the Slivova license tenure may be found in their news releases, issued simultaneously with AVU’s news release.

Paul W. Kuhn, President and CEO of Avrupa Minerals, commented:

“We are pleased with the seemingly positive outcome of the Slivova change of ownership proceedings, and look forward to a speedy re-start of the Project.  Security of land tenure is important for our programs in Europe and is a basic tenet of mineral exploration.”

Dr. Kerim Şener, Managing Director of Arian Resources, said:

“We look forward to the approval of the change of control and the corresponding re-application for the Slivova license being processed by the ICMM in due course.  In the meantime, WTR is planning for the next stage of technical work on the Slivova Project to advance it to the feasibility stage.”

Mentor Demi, CEO of Western Tethyan Resources, added:

“The Slivova project is an exciting near-term opportunity for WTR. While we await final ICMM confirmation of our position, this application safeguards our interest and enables us to remain on track for exploration and potential development.”

Western Tethyan Resources (WTR) is a UK-registered, mineral exploration and development company focused on South East Europe. The company has a strategic alliance with Newmont Corporation and Ariana Resources and is currently focused on exploration for major copper-gold deposits in the Lecce Magmatic Complex and Vardar Belt. The company is assessing several other exploration project opportunities across Eastern Europe, targeting copper-gold deposits across the porphyry-epithermal transition.

Ariana Resources is an AIM-listed mineral exploration and development company with an exceptional track-record of creating value for its shareholders through its interests in active mining projects and investments in exploration companies. Its current interests include gold production in Turkey and copper-gold exploration and development projects in Cyprus and Kosovo.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company directed to discovery of mineral deposits, using a hybrid prospect generator business model.  Avrupa holds one 100%-owned license in Portugal, the Alvalade VMS Project, and holds 49% of the JV company, AVU Kosova, that operates the Slivova Gold Project in Kosovo.  The Company is actively advancing six prospects in central Finland through its partnership with Akkerman Finland Oy.  Avrupa focuses its project generation work in politically stable and prospective regions of Europe, presently including Portugal, Finland, and Kosovo.  The Company continues to seek and develop other opportunities around Europe.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval of the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.